Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

March 14, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio Petroleum Corp.
Registration Statement on Form S-1
CIK No. 0001898766
SEC Registration No. 333-267380

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on March 9, 2023, in which we, as representative of the underwriters of the proposed offering, requested the acceleration of the effective date of the above-captioned Registration Statement for March 14, 2023 at 4:30 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

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Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking